

October 6, 2021

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

      Re: Netcapital Inc.
         Form 10-K filed August 31, 2021
         File No. 000-55036

Dear Ms. Kraysler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance